EDAP TMS S.A. REPORTS 2002 THIRD QUARTER FINANCIAL RESULTS
-- Back-Log of Equipment Orders Reconfirm 2002 Expectations --
-- Continued Improvements in Gross Margins --

Vaulx-en-Velin, France, November 5, 2002-- EDAP TMS S.A. (Nasdaq: EDAP), a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases, today reported financial results for the third quarter ended September 30, 2002.

Revenue for the third quarter of 2002 was EUR 4.1 million compared to revenue of EUR 5.3 million in the third quarter of 2001. Gross margins, as a percent of sales, improved to 38.3 percent from 33.5 percent in the same quarter a year ago. Net loss from the quarter decreased to EUR 1.6 million, or EUR 0.20 per share, from a net loss of EUR 2.3 million, or EUR 0.30 per share, in the same quarter a year ago.

Revenue for the nine months ended September 30, 2002 was EUR 14.0 million compared to revenue of EUR 17.3 million in the nine months ended September 30, 2001. Gross margins, as a percent of sales, improved to 41.5 percent from 38.1 percent in the same period a year ago. Net loss from the period was EUR 1.6 million, or EUR 0.20 per share, versus net income of EUR 1.0 million, or EUR 0.13 per share, in the same period a year ago. At the end of the nine months ended September 30, 2002 the Company had EUR 17.6 million in cash, or EUR 2.26 per share, and a net book value of EUR 30.8 million, or EUR 3.96 per share.

EDAP TMS's performance is tracking to its expectations and would like to specifically highlight five areas:
· HIFU total revenues to double in 2002 versus 2001;
· Urology devices and services division remains consistent with year-over-year revenues with an increase in the number of machines sold in 2002 versus 2001, offset by a decrease in Prostatron orders;
· Continued increases in gross margins as a percent of sales;
· Continued control over recurring operating expenses; and
· Aggressive management of cash flows.

Philippe Chauveau, EDAP's Chairman and Chief Executive Officer, commented, "The Company's results through the third quarter had seasonally low billings of equipment, however, bookings of new orders for this third quarter remained quite strong. We are pleased with the progress that has been achieved so far this year and look forward to a strong fourth quarter and finish to the year, because we believe that we will meet our projected net operating income due to better margins, controlled operating expenses and cost savings within the organization.

"As we have previously released, our HIFU division has recently sold machines to hospitals in Marseilles, France and Manilla, The Philippines, which will be represented in fourth quarter revenues. Additionally, there are other sales in the pipeline that will be announced upon completion of the sales process. We believe that the focus on growth of our HIFU division, EDAP S.A., validates the realignment of the Company into two separate operating divisions. As approved by Ernst & Young we will report the key numbers of the two separate divisions for the years 2000, 2001, and 2002 with our total financial year 2002 reporting, on form 20-F, in early 2003. This will have no impact on reported consolidated results.

"In the urology devices and services division, we sold an additional eight lithotripsy units during the quarter, which is an increase of EUR 0.2 million in revenues versus the third quarter last year, bringing our year-to-date number of units sold to twenty machines, already equal to the total number of units sold in 2001. This increase in lithotripsy revenue was offset by a decrease of EUR 0.8 million in Prostatron sales and a decrease of EUR 0.6 million in Prostaprobe sales to Urologix, Inc. during the same period. Our lithotripsy service business, as is consistent with the industry, remains flat in 2002.

"During the quarter, the Company continued to make significant progress on increasing gross margins, stringently controlling recurring operating expenses and managing cash flow. This is evidenced by a decrease in recurring operating expenses of 6% or EUR 0.5 million year over year through September 2002. The Company recognized approximately EUR 0.7 million in non-recurring operating expenses primarily related to the creation of the two business divisions and we believe that the Company has appropriately reserved these expenses in the third quarter. Therefore, these expenses should have no further impact on this year's financial results. We view these expenses as an investment in the future of the Company and should be offset by future growth of the businesses.

"Finally, we were very pleased to announce during the quarter that the Company is adding three new members to the board of directors which will bring our total number of independent board members to five," concluded Mr. Chauveau.

EDAP TMS S.A., is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently produces and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU) and the treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL). The Company also produces and markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). The Company is also developing HIFU for the treatment of certain other types of tumors. For more information, in the U.S., contact EDAP Technomed Inc., the Company's U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission

EDAP TMS S.A. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars, except per share data)
	Three Months Ended :		Three Months Ended :
	September 30, 2002 Euros	September 30, 2001 Euros	September 30, 2002 $US	September 30, 2001 $US
Net sales of medical equipment	1,748	2,251	1,718	2,021
Net sales of spare parts, supplies and services	2,361	3,024	2,320	2,716

NET SALES	4,109	5,275	4,038	4,737
Other revenues	30	20	29	18

TOTAL REVENUES	4,139	5,295	4,067	4,755
Cost of sales	(2,565)	(3,526)	(2,520)	(3,167)

GROSS PROFIT	1,574	1,769	1,547	1,588
Research & development expenses	(753)	(780)	(740)	(700)
S, G & A expenses	(1,880)	(2,250)	(1,847)	(2,021)
Non-recurring operating expenses	(745)	0	(732)	0

Total operating expenses	(3,378)	(3,030)	(3,319)	(2,721)

OPERATING PROFIT (LOSS)	(1,804)	(1,261)	(1,772)	(1,133)
Interest (expense) income, net	369	12	362	11
Currency exchange gains (loss), net	(137)	(996)	(134)	(894)
Other income (loss), net	(27)	(209)	(27)	(188)

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(1,599)	(2,454)	(1,571)	(2,204)
Income tax (expense) credit	39	161	38	145

NET INCOME (LOSS)	(1,560)	(2,293)	(1,533)	(2,059)

Earning per share - Basic	(0.20)	(0.30)	(0.20)	(0.27)
Average number of shares used in computation of EPS	7,781,731	7,741,510	7,781,731	7,741,510
Earning per share - Diluted	(0.20)	(0.30)	(0.20)	(0.27)
Average number of shares used in computation of EPS	7,821,195	7,741,510	7,821,195	7,741,510

NOTE: Translated for convenience of the reader to U.S. dollars at the year 2002 average three months noon buying rate of 1 Euro = 0.9827 USD, and year 2001 average three months noon buying rate of 1 Euro = 0.8980 USD.

EDAP TMS S.A. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars, except per share data)
	Nine Months Ended :		Nine Months Ended :
	September 30, 2002 Euros	September 30, 2001 Euros	September 30, 2002 $US	September 30, 2001 $US
Net sales of medical equipment	6,587	6,878	6,122	6,118
Net sales of spare parts, supplies and services	7,224	10,283	6,714	9,146

NET SALES	13,811	17,161	12,836	15,264
Other revenues	149	137	138	122

TOTAL REVENUES	13,960	17,298	12,974	15,386
Cost of sales	(8,230)	(10,764)	(7,649)	(9,575)

GROSS PROFIT	5,730	6,534	5,325	5,811
Research & development expenses	(2,176)	(2,529)	(2,023)	(2,249)
S, G & A expenses	(6,165)	(6,615)	(5,730)	(5,885)
Non-recurring operating expenses	(745)	0	(692)	0

Total operating expenses	(9,086)	(9,144)	(8,445)	(8,134)

OPERATING PROFIT (LOSS)	(3,356)	(2,610)	(3,120)	(2,323)
Interest (expense) income, net	549	(56)	510	(50)
Currency exchange gains (loss), net	(599)	463	(557)	411
Other income (loss), net	2,008	3,362	1,866	2,991

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(1,398)	1,159	(1,301)	1,029
Income tax (expense) credit	(170)	(186)	(158)	(165)

NET INCOME (LOSS)	(1,568)	973	(1,459)	864

Earning per share - Basic	(0.20)	0.13	(0.19)	0.11
Average number of shares used in computation of EPS	7,768,383	7,741,510	7,768,383	7,741,510
Earning per share - Diluted	(0.20)	0.12	(0.19)	0.11
Average number of shares used in computation of EPS	7,833,620	8,108,632	7,833,620	8,108,632

NOTE: Translated for convenience of the reader to U.S. dollars at the year 2002 average six months noon buying rate of 1 Euro = 0.9294 USD, and year 2001 average three months noon buying rate of 1 Euro = 0.8895 USD.

EDAP TMS S.A. CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars)

	September 30, 2002 Euro	June 30, 2002 Euros	September 30, 2002 $US	June 30, 2002 $US
Cash, cash equivalents and short term investments	17,597	17,953	17,384	17,694
Investments available for sale	449	1,245	444	1,227
Total assets	40,716	43,820	40,224	43,189
Shareholders' Equity	30,754	33,079	30,382	32,602

NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 0.9879 USD, on September 30, 2002 and at the noon buying rate of 1 Euro = 0.9856 USD, on June 30, 2002.